Kim Kaufman Esq. To Call Writer Directly: +1 212 909 3148 kim.kaufman@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

July 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:	NB Asset-Based Credit Fund
Registration Statement on Form N-2 (File Nos. 811-24037; 333-283996)

Dear Ms. Rossotto:

On behalf of NB Asset-Based Credit Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission regarding the Fund’s Registration Statement on Form N-2, filed on December 20, 2024 (File Nos. 811-24037; 333-283996) (the “Registration Statement”), in written correspondence, dated January 28, 2025 from Karen Rossotto of the Staff to Corey Issing. The Fund is filing Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement concurrently hereto to respond to the Staff’s comments and make certain other changes.

For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Fund’s response. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund’s Prospectus or Statement of Additional Information (“SAI”) are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

General Comments

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund understands that portions of the Registration Statement are currently incomplete and that the Staff may have additional comments to future pre-effective amendments, disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2.	Please supplementally explain if the Fund has submitted or intends to submit any exemptive applications or a no-action request in connection with the Registration Statement. Please inform us of the anticipated timing of any applications or requests for relief.

Response: The Fund confirms that it has not, nor does it intend to submit any exemptive applications or a no-action request in connection with the Registration Statement. As disclosed in the Registration Statement, the Fund intends to rely on an exemptive order granted to Neuberger Berman Investment Advisers LLC (“NBIA”) and NB Crossroads Private Markets Access Fund LLC by the SEC to offer more than one class of shares (NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC (File No. 812-15150), Release No. 34132 (Dec. 8, 2020)). The Fund also intends to rely on an exemptive order granted to NBIA and certain of its affiliates by the SEC to co-invest alongside its portfolio companies with certain affiliated investment entities (Neuberger Berman BDC LLC, et al (File No. 812-15124), Release No. 34469 (Jan. 13, 2022)). On June 13, 2025, NBIA and certain of its affiliates, including the Fund, filed an application to rely on an updated form of co-investment relief which is currently pending before the SEC.

3.	Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

Response: The Fund confirms that it does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. The Fund supplementally confirms that, in the event the Fund issues preferred shares within a year from the effectiveness of the Registration Statement, it will add appropriate disclosure to the Registration Statement regarding associated strategies and risks.

4.	Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund supplementally confirms that no test-the-waters materials have been presented to potential investors in connection with this offering.

Prospectus

Prospectus Cover

5.	Within the Prospectus, the disclosure states “the Fund will invest primarily in Asset-Based Credit Investments sourced from lending platforms.” We are aware that industry participants distinguish “asset-based” from “asset-backed,” however we believe confusion may exist about what these terms mean, the types of investments they encompass, what assets they’re based on, how they’re analyzed for investment purposes, and what the risks are. Please include any additional disclosure on the Cover and Summary that may assist in clarifying what “Asset-Based Credit Investments” are, including the specific types of investments the Fund will make and how it sources these investments. Please also disclose the credit quality of the Fund’s investments.

Response: The Fund has revised the disclosure on the Prospectus Cover and in the Prospectus Summary to expand on the specific types of investments the Fund will make and how it intends to source these investments. Additionally, the Fund has revised the disclosure on the Prospectus Cover and in the Prospectus Summary regarding the credit quality of the Fund’s anticipated investments.

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6.	In the fourth paragraph, please disclose the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the Fund’s initial repurchase offer. Please also provide a cross-reference to the sections of the Prospectus that discuss the Fund’s repurchase policies and the attendant risks. See Guide 10 to Form N-2.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

7.	In the fifth paragraph, the disclosure states generally an “investment in the Fund is speculative with a substantial risk of loss.” Please disclose and provide a cross-reference to the prospectus discussion of the specific factors that make the offering speculative or one of high risk (e.g., investment in low-rated, unsecured or unrated debt and distressed debt, use of leverage). The cross-reference should be bolded and in at least as large as ten-point modern type and at least two points leaded. See Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

Response: The Fund has added the requested cross-reference in the Prospectus in response to this request.

8.	Footnote 1 to the table at the bottom of the second page refers to the “investor’s gross purchase.” Please clarify in the disclosure what this means.

Response: The Fund has revised the footnote in the Prospectus in response to this request.

Summary of Offering Terms

Investment Strategies (page 1)

9.	Based on your response to Comment #5 above, please disclose in the first paragraph what Asset-Based Credit Investments are so as to clearly indicate the types of investments included in the Fund’s 80% test.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

10.	In the penultimate paragraph on page 2, please disclose how the Fund defines “short duration.” In the fourth line, immediately preceding the term “high quality”, please insert “what it believes to be”, or similar.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

11.	The disclosure in this section states the Adviser will partner with “lending platforms” that can originate and source “pools of loans”. The Prospectus disclosure also refers to Fund investment in loans originated by “marketplace lending platforms” and Fund investment in “specialty finance lending platforms”. Please provide us more information about the types of borrowers and lending platforms from which the Fund will purchase loans and in which it will invest. Please also disclose the upper limit of the Fund’s assets that can be invested in instruments purchased from lending platforms and the types of instruments that would be included under this limit, including the credit quality of the instruments (e.g., will the Fund invest in subprime loans?) We may have more comments after reviewing your response.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

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Regarding loans purchased from lending platforms, please disclose, where appropriate, that the Fund will only invest through lending platforms that have committed in writing to provide the Fund with individual loan level data that is updated at least as frequently as the Fund calculates its NAV. In addition, please disclose, both in the Registration Statement and in the valuation policy footnote to the Fund’s financial statements, that the Fund has adopted a valuation policy which states that (1) the unit of account is at the individual loan level, (2) fair valuation will be performed using inputs which incorporate borrower level data, and (3) the borrower level data is updated as often as NAV is calculated.

Response: The Fund has revised the disclosure in the Prospectus in response to this request and will include similar information in its shareholder reports in future filings.

Further, please confirm in correspondence that the Fund understands that a lending platform is an issuer and that if the Fund invests 45% or more of its assets in loans issued by a single platform, then the platform is considered a co-issuer of the Fund under Rule 140 of the Securities Act of 1933, as amended (the “1933 Act”). Please also confirm that if the Fund were to be regarded as engaged in a distribution of the securities of a platform, or if a platform were considered a co-issuer with the Fund, the Registration Statement would need to contain all required disclosure regarding that platform, and that platform would need to execute the Registration Statement as an issuer and would have issuer liability under the 1933 Act for the disclosure in the Registration Statement.

Response: The Fund supplementally confirms that it understands that a lending platform is an issuer and that if the Fund invests 45% or more of its assets in loans issued by a single platform, then the platform is considered a co-issuer of the Fund pursuant to Rule 140 under the 1933 Act. The Fund also confirms that if the Fund were to be regarded as engaged in a distribution of the securities of a platform, or if a platform were considered a co-issuer with the Fund, the Registration Statement would need to contain all required disclosure regarding that platform, and that platform would need to execute the Registration Statement as an issuer and would have issuer liability under the 1933 Act for the disclosure in the Registration Statement.

12.	On page 3, the first bullet discloses that the Fund will invest in securities issued by SPVs. In correspondence, please provide us further information on the nature of the SPVs. What is the ownership structure of these entities? Are the SPVs exempt from registration under sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”)? If not, how are the SPVs characterized? Lastly, please tell us the types of assets expected to be owned by the SPV, including how and by whom the assets will be managed.

Response: The Fund supplementally confirms that the Fund will invest in securities issued by SPVs controlled by a third-party manager. These SPVs are exempt from registration under Sections 3(c)(1) or 3(c)(7) of the 1940 Act. The types of assets expected to be owned by the SPV include certain asset-based credit investments included in the Fund’s 80% investment policy. The SPVs are typically sponsored by lenders/originators for the purpose of acquiring and holding (i) loans originated or sourced by such lenders or (ii) other cash-flowing assets or receivables.

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13.	On page 4, disclosure in the first full paragraph states that the Fund may invest in Asset-Based Credit Investments through Subsidiaries. Regarding the Subsidiaries, please address the following:

a.	Please disclose:

i.	That the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with each Subsidiary.

Response: The Fund supplementally confirms that it complies with the provisions of the 1940 Act governing investment policies on an aggregate basis with each Subsidiary, and has revised the disclosure in the Prospectus in response to this request.

ii.	That the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with each Subsidiary so that the Fund treats a Subsidiary’s debt as its own for purposes of Section 18.

Response: The Fund supplementally confirms that it complies with the provisions of the 1940 Act governing capital structure and leverage on an aggregate basis with each Subsidiary so that the Fund treats a Subsidiary’s debt as its own for purposes of Section 18, and has revised the disclosure in the Prospectus in response to this request.

iii.	That any investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. Please note, any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the Adviser is also the adviser to a Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: It is not anticipated that any Subsidiary to the Fund will have an investment adviser, but the Fund supplementally confirms that any investment adviser to a Subsidiary will comply with provisions of the 1940 Act relating to investment advisory contracts.

iv.	That each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Response: The Fund supplementally confirms that each Subsidiary will comply with provisions relating to affiliated transactions and custody. It is anticipated that any Subsidiary of the Fund will have the same custodian as the Fund.

v.	Any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response: Any Subsidiary of the Fund will be formed for the purpose of effectuating the Fund’s investment program, such as holding portfolio investments in order to minimize any adverse impact on the Fund (e.g., impact to the Fund’s tax obligations or RIC status) or to facilitate financing by the Fund in compliance with Section 18, as noted above. Subsidiaries will not have their own investment strategies or corresponding risks.

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vi.	That the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Fund supplementally confirms that it does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund, and has revised the disclosure in the Prospectus in response to this request.

vii.	Whether the Subsidiary will be taxable and, if so, the implications to the Fund and investors.

Response: It is anticipated that a Subsidiary formed by the Fund may be taxable, and corresponding disclosure has been added to that effect.

b.	Explain in correspondence whether the financial statements of each Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: It is anticipated that the financial statements of each wholly-owned Subsidiary will be consolidated with those of the Fund.

c.	Confirm in correspondence that each Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund supplementally confirms that each Subsidiary and its board of directors, if applicable, will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

d.	If a Subsidiary is a foreign corporation, please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Fund supplementally confirms that if a Subsidiary is a foreign corporation, the Subsidiary and its board of directors, if applicable, will agree to designate an agent for service of process in the United States.

e.	Please confirm that a Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fee,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund supplementally confirms that a Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fee,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table. It is not anticipated that a Subsidiary will charge a management fee (including any performance fee).

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14.	On page 4, the disclosure in the last line of the first paragraph states that the Fund may invest in the securities of foreign issuers. If these include issuers in emerging markets, disclose so.

Response: The Fund has revised disclosure in the Prospectus and SAI in response to this request.

Periodic Repurchase Offers (page 6)

15.	We note that the Fund will invest significantly in credit instruments that are illiquid. We also note the Fund invests “a portion of its assets in a portfolio of cash and cash equivalents and liquid fixed-income securities.” Please confirm the Fund’s expectation that through its cash investments it will meet its requirements to operate as an interval fund under Rule 23c-3(b)(10). Please also confirm that the Fund’s cash investments do not include cash generated from selling additional Shares or from income expected to be received during the tender period.

Response: The Fund supplementally confirms that it expects to meet its requirements to operate as an interval fund under Rule 23c-3 through liquid investments satisfying the standard set forth in subsection (b)(10). Additionally, the Fund supplementally confirms that such investments will not include cash generated from selling additional Shares or from income expected to be received during the tender period.

Risk Factors (page 11)

16.	On page 13, the disclosure in the first bullet states “The Fund may originate loans to…various issuers….” With respect to this strategy, please address the following:

a.	Please describe here or at an appropriate place within the registration statement, the origination process and the nature of borrowers the Fund will provide loans to, the typical size and duration of the loans and the diligence the Fund performs in determining who to lend to and the amount of the loans.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

b.	Please disclose, if accurate, that the Fund will be responsible for all expenses associated with originating (including research, due diligence, use of experts, structuring and negotiations) and servicing the loans (to the extent not borne by the borrowers).

Response: The Fund confirms that it will be responsible for expenses associated with originating loans, and that such expenses, if any, will be reflected in the fee table. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

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c.	Please also disclose the following:

i.	any limits on loan origination by the Fund, including a description of any limits imposed by the Fund’s fundamental investment restrictions (e.g., concentration limits);

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

ii.	the loan selection process, including any limits or targets on maturity and duration of individual loans, borrower, asset class, segment, collateral, and loan types and geographic location of the borrower;

Response: The Fund has revised the disclosure in the Prospectus with respect to maturity and duration of loans, borrower, collateral and loan types in response to this request. The Fund respectfully submits that no disclosure revision is necessary in response to the other portions of this comment.

iii.	the underwriting standards for the loans;

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

iv.	whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and

Response: With respect to originated loans, the Fund will engage a third party agent to administer the loans, with the associated expenses borne by the borrower.

v.	whether the Fund will set up its own lending platform to originate loans.

Response: It is not anticipated that the Fund will set up its own lending platform to originate loans.

We may have further comments or questions after reviewing your responses.

Summary of Fees and Expenses

17.	Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

Response: The fee table calculations assume a certain amount of leverage. The Fund has inserted a line item for Interest Payments on Borrowed Funds in the Annual Expenses section of the fee table, with corresponding disclosure in the footnote.

18.	Please confirm that expenses of originating loans/credit assets will be reflected in the fee table.

Response: Please see our response to Comment #16(b) above.

19.	Please insert a line item for Dividend Reinvestment and Cash Purchase Plan Fees in the Shareholder Transaction Expenses section of the table.

Response: The Fund does not anticipate any fees to be charged to participating shareholder accounts, and therefore respectfully declines to include this line item (see Instructions 2 and 4 to Item 3.1 of Form N-2).

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20.	Please insert a line item for Interest Payments on Borrowed Funds in the Annual Expenses section of the table pursuant to Item 3 of Form N-2.

Response: The Fund has inserted a line item for Interest Payments on Borrowed Funds in the Annual Expenses section of the fee table.

21.	If the Fund intends to invest in one or more Acquired Funds, please add a line item for Acquired Fund Fees and Expenses pursuant to Instruction 10 to Item 3 of Form N- 2.

Response: The Fund does not intend to invest in any Acquired Funds in such amounts as to require the addition of this line item to the fee table.

22.	In footnote 6, please disclose if the Expense Limitation Agreement may be terminated, and if so, by whom.

Response: The Fund has revised the disclosure in footnote 8 (formerly footnote 6) in response to this request.

23.	On page 17, please describe the nature of the “transaction or other fees” that are referenced in the last line of the page. Please also explain why these transaction or other fees are not reflected in the Example.

Response: “Transaction or other fees” are meant to refer to fees charged directly to Shareholders by selling agents or financial intermediaries (see footnote 1 to the fee table). As these fees are not charged by the Fund, they should not be reflected in the Example. The referenced disclosure has been revised accordingly.

Use of Proceeds (page 18)

24.	The disclosure in this section states that the proceeds from the sale of Shares will be invested in accordance with the Fund’s investment objective and strategies “as soon as practicable” after receipt. Please disclose with greater specificity what time period “as soon as practicable” means (e.g., three months). If the time period is more than three months, please disclose the reason for the delay. See Item 7.2 of Form N-2; Guide 1 to Form N-2.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

Investment Objective and Strategy (page 18)

25.	On page 19, in the third to last bullet, the disclosure states “When the Fund invests in whole loans, it will typically purchase all rights, title and interest in the loans pursuant to a loan purchase agreement directly from the lender or its affiliate.” Please also disclose that the Fund’s qualified custodian will receive evidence that the Fund owns the loan and will have the ability to enforce the loan.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

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26.	In the last bullet on page 20, the disclosure indicates that the Fund may invest in equity securities. Please disclose the market cap of the Fund’s equity investments.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

Neuberger Berman Platform (page 22)

Portfolio Construction

27.	In the second sentence of the first paragraph, please clarify the term “non-bank originators.”

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

28.	The disclosure on page 22 indicates that “[t]he Adviser, as part of its portfolio construction process, performs diligence on the lenders and origination platforms from which the Fund purchases Asset-Based Credit Investments …” On page 24 you state the platforms will provide the Adviser with “pools of loans and accompanying data …” It is unclear what documentation and data you will receive, and diligence you will perform on the underlying borrower, if any. Please revise to provide additional detail and clarity.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

29.	As the Fund is characterized as non-diversified under the 1940 Act, to avoid confusion, please delete or replace the term “diversification” in the first line of the second paragraph.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

30.	Also in the second paragraph, please clarify what “capital efficiency” means and what “high cash interest coupons” are.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

Risks (page 27)

31.	In the bolded narrative at the beginning of this section, please delete or replace the term “Qualified Investors”. The term implies the Fund is restricted to investors with specific objective qualifications, while there is no disclosure indicating there are any investor qualifications required for investment in the Fund.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

32.	Also in the bolded narrative, please delete the phrase in the second sentence “…but are not meant to be an exhaustive listing of all of the potential risks associated with an investment in the Fund,” as it implies the disclosure is materially incomplete. Alternatively, the disclosure may be revised to indicate the disclosure describes material known risks.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

33.	The first line on page 28 refers to investments in “private middle market companies.” This is the first place this term is used in the Registration Statement, and it has no context. Please revise as needed.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

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Non-Standard or Esoteric Credit Risk

34.	Please disclose the “alternative investments” described here as an investment strategy of the Fund within the Prospectus.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

Risks Related to Specialty Finance Industry

35.	Please clarify within the disclosure what “technology-enabled specialty finance platforms” are and how they are “a novel approach to borrowing and investing.” Please also explain in correspondence how these platforms may fail to comply with the federal securities laws. In particular, are the loans and other products purchased from these platforms considered “securities” under the 1933 Act? Please provide us your analysis.

Response: The Fund has revised the disclosure in the Prospectus to clarify what it means by “technology-enabled specialty finance platforms” and how they are a novel approach to borrowing and investing. The Fund has also revised the relevant disclosure to more clearly state that the platforms, in implementing loan approval and underwriting processes, may fail to comply with the federal securities laws for the reasons stated therein. The Fund is not involved in or responsible for the platforms’ compliance with the federal securities laws.

The Fund does not consider the loans purchased from these platforms as “securities” under the 1933 Act pursuant to the Reves v. Ernst and Young (494 U.S. 56 (1990)) “family resemblance test”, looking to the (i) motivations of the parties to enter into the transactions, (ii) plan of distribution, (iii) reasonable expectations of the investing public and (iv) presence or absence of risk reducing factors. The Fund is not in an appropriate position to advise on how these platforms view these loans and other products for the purposes of their compliance with the 1933 Act.

Fixed Income Securities Risks (page 36)

36.	On page 37, in Duration and Maturity Risk, the disclosure states “The Fund has no set policy regarding portfolio maturity or duration of the fixed-income securities it may hold.” Throughout the prospectus, the disclosure references the Fund’s portfolio of “short duration” credit investments. Please reconcile this inconsistency.

Response: The Fund has revised the disclosures in the Prospectus in response to this request.

37.	To the extent the Fund will invest in investments with a deferred interest feature, such as OID and PIK instruments, please disclose the risks associated with these investments, including that: (a) market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; (b) use of OID and PIK securities may provide certain benefits to the Adviser including increasing management fees and incentive compensation; and (c) the required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

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Investment Advisory Agreement (page 61)

38.	In the third line on page 62, the disclosure references “consulting fees” that the Fund may accrue. Please explain to us what these are.

Response: Under the Investment Advisory Agreement, the Fund can accrue a broad range of fees in connection with diligence performed by the Adviser with respect to potential portfolio investments, including fees paid to consultants.

Net Asset Valuation (page 64)

39.	In the third paragraph of this section, the disclosure states that the “Board has designated the Investment Adviser as the Fund’s [Valuation Designee] to determine…fair value in good faith for any or all Fund investments.” Please disclose the Adviser’s conflict as the valuation designee as it receives an asset-based fee.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

40.	The first bullet on page 66 relates to “revolvers”. Please explain what these are.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

Repurchase of Shares (page 71)

41.	In the second sentence of the third paragraph of this section, please delete the words “seek to” and “earlier but”.

Response: The Fund respectfully submits that the Fund’s current disclosure complies with Rule 23c-3 of the 1940 Act. Therefore, the Fund declines to make any revision in response to this comment.

42.	Please disclose whether shareholders have the ability to withdraw or modify repurchase requests. If they do, please disclose how they may do so.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

43.	To illustrate the repurchase procedures, consider using graphic presentations (such as a timeline or calendar) so shareholders can readily understand the time periods used by the Fund and the significance of the Repurchase Request Deadline, the Repurchase Pricing Date and the Purchase Payment Date.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

Anti-Takeover and Other Provisions in the Declaration and Agreement of Trust

44.	Please remove the last sentence on page 77 “The foregoing is qualified in its entirety by reference to the full text of the Declaration of Trust and the By-Laws, both of which are on file with the SEC.” Alternatively, please revise the disclosure to state that you have described all material provisions.

Response: The Fund respectfully declines to make this change, but will add disclosure to state that all material provisions of the Declaration of Trust and By-Laws have been described.

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STATEMENT OF ADDITIONAL INFORMATION

Additional Investment Policies

45.	The Fund’s Fundamental Policy #1 excludes from the Fund’s concentration policy “securitized products, mortgage-backed securities and mortgage-related securities,” as it does not consider these investments “as representing interests in any particular industry or group of industries.” We believe that the Fund’s position as currently worded conflicts with Section 8(b)(1)(E) of the 1940 Act by allowing it to reserve freedom of action to concentrate. We also do not believe that it is consistent with Section 13(a) of the 1940 Act to categorically exclude these securities from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry. Our position is that every investment - other than investments in government securities, domestic bank deposit instruments or tax exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) - is an investment in some industry or group of industries.

Accordingly, with respect to securitized products, a fund must determine which industry classification or classifications reasonably apply with respect to each issuance for concentration purposes. Toward this end, the fund could consider, the nature of a security’s underlying receivables (e.g., auto loans, aircraft leases, etc.) to determine its industry classification for purposes of the fund’s concentration policy. A fund could also reasonably choose to classify its non-mortgage related securitized investments in a single industry for concentration purposes.

Please revise the Fund’s concentration policy to conform to this position and make any necessary conforming changes within the Prospectus.

Response: The Fund acknowledges that the Staff takes the position that such instruments, unless government-issued, must be considered when determining a portfolio’s industry concentration. The Fund has revised the disclosure in the SAI in response to this request and changed Fundamental Policy #1 to state the Fund will invest, directly or indirectly, at least 25% of its total assets in the specialty finance industry.

46.	The Fund’s Fundamental Investment Policy #5 states that “The Fund will not make loans of money or securities to other persons…,” with exceptions for debt investments, short positions, securities lending and repurchase agreements. Please explain to us how this policy is consistent with the Fund’s strategy to originate loans.

Response: The Fund has revised the disclosure in the SAI in response to this comment and changed Fundamental Investment Policy #5 to state: “The Fund may not make loans except to the maximum extent permitted by the Investment Company Act and any exemptive order or other relief issued by the SEC, including, without limitation, through (i) originating loans or purchasing loans and debt investments in accordance with the Fund’s stated investment strategies; (ii) short positions in any security or financial instrument; or (iii) lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies.”

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47.	Fundamental Policy #7, states that the Fund will not “purchase, hold or deal in real estate [emphasis added].” Please clarify what it means to “deal in” real estate in the disclosure following the Fundamental Policies.

Response: The Fund has revised the disclosure in the SAI in response to this request.

48.	On page S-3, the disclosure describing the vote needed to change the Fund’s fundamental policies relating to Share repurchases is stated differently from the vote needed to change the seven fundamental policies described on the previous page. Please reconcile the descriptions of the vote needed to change fundamental policies under the 1940 Act.

Response: The Fund has revised the disclosure in the SAI in response to this request.

49.	On page S-3, with respect to the narrative relating to the Fund’s Fundamental Policy #1 (concentration), we have the following comments:

a.	The disclosure states that the policy allows investment “without limit” in tax exempt securities of state and municipal governments. Please disclose that private activity municipal debt securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity are covered by the Fund’s concentration policy.

Response: The Fund has revised the disclosure in the SAI in response to this request.

b.	Please clarify that “issuers domiciled in a single jurisdiction or country” are subject to the Fund’s concentration on the bases of the industries they are engaged in.

Response: The Fund has revised the disclosure in the SAI in response to this request.

c.	The disclosure states:

The Fund will interpret its policy with respect to concentration in a particular industry to apply to direct investments in the securities of issuers in a particular industry, as determined by the Adviser, so that securitizations of each type of underlying asset are treated as a separate industry from investments directly in the underlying asset type.

Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please revise this disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining its compliance with its concentration policies. In accordance with the comment above, please clarify in the disclosure that the Fund’s consideration in this regard includes the underlying receivables of the Fund’s investment in securitized products.

Response: The Fund has revised the disclosure in the SAI in response to this request.

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50.	In the last paragraph on page S-3, please state specifically that this disclosure does not apply to limits on borrowing.

Response: The Fund has revised the disclosure in the SAI in response to this request.

Financial Statements

51.	Please confirm to us that the Fund’s financial statements will classify loans purchased from lending platforms as Level 3 in the fair value hierarchy based on the valuation methodology and characterize the loans as illiquid.

Response: The Fund supplementally confirms that its financial statements will classify loans purchased from lending platforms as Level 3 in the fair value hierarchy based on the valuation methodology, and will characterize the loans as illiquid.

PART C

Exhibits

Declaration and Agreement of Trust

52.	Please disclose in an appropriate location in the Prospectus, the provisions of Section X.7., Derivative Actions, (a) relating to the requirement of a pre-suit demand with respect to derivative actions and (c) affording the Board a “reasonable amount of time” to consider and investigate the request.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

53.	Please revise this Exhibit to state that Section X.7(b), (d) and (e) do not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the Prospectus each provision and note in the disclosure that the provision does not apply to claims arising under the federal securities laws.

Response: The Fund will seek Board approval to amend its Declaration and Agreement of Trust accordingly.

54.	Please revise the Exhibit to state that Section X.10, Exclusive Delaware Jurisdiction, does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response: The Fund will seek Board approval to revise its Declaration and Agreement of Trust accordingly.

55.	Regarding Section X.11, please disclose in an appropriate location in the Prospectus that shareholders waive the right to a jury trial.

Response: The Fund has revised the disclosure in the Prospectus in response to this request.

* * * * * *

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If you have any questions, please feel free to contact the undersigned by telephone at (212) 909-3148 (or by email at kim.kaufman@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Kim Kaufman, Esq.
Kim Kaufman, Esq.

cc:	Nicole M. Runyan, P.C., Kirkland & Ellis LLP
Corey A. Issing, Esq., Neuberger Berman Investment Advisers LLC
Christian Sandoe, Securities and Exchange Commission
Jay Williamson, Securities and Exchange Commission
Christina Fettig, Securities and Exchange Commission
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